Exhibit 99.2

C/ O P.O. BOX 3700, STN INDUSTRIAL PARK MARKHAM, ONTARIO L3R 9Z9 CANADA PROXY FORM SPECIAL MEETING FOR HOLDERS OF LIMITED PARTNERSHIP UNITS OF BROOKFIELD PROPERTY PARTNERS L.P. WHEN: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/BPY2019 REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: OCTOBER 23, 2019 INSTRUCTIONS: 1. This proxy, solicited by Management, for the special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) of Brookfield Office Properties Exchange LP. 2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Unitholder, to attend and act on your behalf at the Special Meeting of Brookfield Property Partners L.P. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the virtual meeting in the space provided (see reverse). The Units represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. If the Units are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required. 4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 11:59 p.m. EDT, on Wednesday, October 23, 2019. 5. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the simple instructions. 6. The form of proxy should be signed in the exact manner as the name appears on the form of proxy. 7. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder. 8. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors. PLEASE SEE OVER STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTERBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW.BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. 13122017

PROXY FORM

FOR HOLDERS OF LIMITED PARTNERSHIP UNITS OF BROOKFIELD PROPERTY PARTNERS L.P.

MEETING TYPE: SPECIAL MEETING
MEETING DATE: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT
RECORD DATE: AUGUST 30, 2019
PROXY DEPOSIT DATE: OCTOBER 23, 2019 **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 **APPOINT A PROXY(OPTIONAL)**

APPOINTEE(S): MICHELLE CAMPBELL, OR FAILING HER MATTHEW CHERRY

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → [ ]
MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐
MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

R9

STEP 3 **COMPLETE YOUR VOTING DIRECTIONS**

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* HIGHLIGHTED TEXT *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	FOR	AGAINST
01 THE ORDINARY RESOLUTION APPROVING THE UNIT OPTION PLAN.	☐	☐

STEP 4 **THIS DOCUMENT MUST BE SIGNED AND DATED**

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

C/ O P.O. BOX 3700, STN INDUSTRIAL PARK MARKHAM, ONTARIO L3R 9Z9 CANADA PROXY FORM SPECIAL MEETING FOR HOLDERS OF REDEMPTION-EXCHANGE UNITS OF BROOKFIELD PROPERTY L.P. WHEN: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/BPY2019 REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: OCTOBER 23, 2019 INSTRUCTIONS: 1. This proxy, solicited by Management, for the special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) of Brookfield Office Properties Exchange LP. 2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Unitholder, to attend and act on your behalf at the Special Meeting of Brookfield Property Partners L.P. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the virtual meeting in the space provided (see reverse). The Units represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. If the Units are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required. 4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 11:59 p.m. EDT, on Wednesday, October 23, 2019. 5. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the simple instructions. 6. The form of proxy should be signed in the exact manner as the name appears on the form of proxy. 7. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder. 8. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors. PLEASE SEE OVER STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTERBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW.BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. 13122017

PROXY FORM

FOR HOLDERS OF REDEMPTION-EXCHANGE UNITS OF BROOKFIELD PROPERTY L.P.

MEETING TYPE: SPECIAL MEETING
MEETING DATE: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT
RECORD DATE: AUGUST 30, 2019
PROXY DEPOSIT DATE: OCTOBER 23, 2019 **CUID:**
ACCOUNT NO: **CUSIP:**

*

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): MICHELLE CAMPBELL, OR FAILING HER MATTHEW CHERRY

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → [ ]

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → [ ][ ][ ][ ][ ][ ][ ][ ]

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

R9

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* HIGHLIGHTED TEXT *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

	FOR	AGAINST
01 THE ORDINARY RESOLUTION APPROVING THE UNIT OPTION PLAN.	☐	☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

C/ O P.O. BOX 3700, STN INDUSTRIAL PARK MARKHAM, ONTARIO L3R 9Z9 CANADA PROXY FORM SPECIAL MEETING FOR HOLDERS OF EXCHANGEABLE LIMITED PARTNERSHIP UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE L.P. WHEN: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/BKP2019 REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.:PROXY DEPOSIT DATE: OCTOBER 23, 2019 INSTRUCTIONS: 1. This proxy, solicited by Management, for the special meeting (the “Meeting”) of the holders (“Unitholders”) of limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (the “Partnership”), redemption-exchange units (“REUs”) of Brookfield Property L.P. and exchangeable limited partnership units (“Exchangeable Units” and together with the BPY Units and the REUs, the “Units”) of Brookfield Office Properties Exchange LP. 2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Unitholder, to attend and act on your behalf at the Special Meeting of Brookfield Property Partners L.P. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the virtual meeting in the space provided (see reverse). The Units represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. If the Units are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required. 4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 11:59 p.m. EDT, on Wednesday, October 23, 2019. 5. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the simple instructions. 6. The form of proxy should be signed in the exact manner as the name appears on the form of proxy. 7. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder. 8. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors. PLEASE SEE OVER STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTERBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW.BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. 13122017

PROXY FORM

FOR HOLDERS OF EXCHANGEABLE LIMITED PARTNERSHIP UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE L.P.

MEETING TYPE: SPECIAL MEETING
MEETING DATE: THURSDAY, OCTOBER 24, 2019 AT 11:00 AM EDT
RECORD DATE: AUGUST 30, 2019
PROXY DEPOSIT DATE: OCTOBER 23, 2019 **CUID:**
ACCOUNT NO: **CUSIP:**

*

CONTROL NO.: →

STEP 2 **APPOINT A PROXY (OPTIONAL)**

APPOINTEE(S): MICHELLE CAMPBELL, OR FAILING HER MATTHEW CHERRY

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before **the meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the meeting.**

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → [ ]
MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → [ ][ ][ ][ ][ ][ ][ ][ ]
MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

R10

STEP 3 **COMPLETE YOUR VOTING DIRECTIONS**

ITEM(S): ***VOTING RECOMMENDATIONS ARE INDICATED BY*** **HIGHLIGHTED TEXT** ***OVER THE BOXES*** (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	FOR	AGAINST
01 THE ORDINARY RESOLUTION APPROVING THE UNIT OPTION PLAN.	☐	☐

STEP 4 **THIS DOCUMENT MUST BE SIGNED AND DATED**

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y